Exhibit 99.1

Sprott Private Resource Lending Fund III Completes Final Closing

TORONTO, September 25, 2023 -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX:SII) today announced that Sprott Private Resource Lending Fund III (“Fund III”) has completed its final closing. With the close of Fund III, total assets under management of Sprott Resource Lending Corp (“SRLC”) stands at U.S.$1.5 billion within the Company’s private strategies segment.

“We are extremely pleased with the continued success the investment team has demonstrated for well over 10 years, providing consistent growth in funds managed through volatile markets,” said Mr. Whitney George, CEO of Sprott.

“Fund III will continue to provide flexible capital in what we feel is an underserved sector, as commercial banks and more traditional lenders exit the space. The global market for metals and critical minerals is growing and we are well positioned to partner with, and provide financing to, global mining companies to acquire and bring projects into production in a capital constrained sector to meet increased metal demand. As a sector leader, the team is proud to have completed over 80 investments, helping to launch multiple successful mining companies,” said Greg Caione, Managing Partner of SRLC.

“Making this our largest fund to date, we welcome several new limited partners and appreciate the strong support from existing limited partners, many of which have continued from Fund I, as well our syndicate partners who helped us launch the business 13 years ago. Our sector experience and relationships allow us to deliver appropriate risk adjusted credit returns underpinned by senior, secured facilities,” added Narinder Nagra and Jim Grosdanis, Managing Partners of SRLC.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include exchange listed products, managed equities and private strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

About Sprott Resource Lending Corp.

Sprott Resource Lending Corp (“SRLC”) is a wholly owned subsidiary of Sprott Inc. and is the general partner of several funds whose investors include pension plans, retirement systems, insurance companies, foundations and endowments. SRLC provides senior and secured debt, and structured hybrid financings to companies focused on metals and energy transition materials globally.

SRLC is managed by a dedicated team of professionals and since September 2010, SRLC has originated and managed more than 80 investments totalling more than $3 billion in bespoke investments. https://www.sprott.com/what-we-do/resource-financing/resource-lending/

Investor Contact:

Glen Williams
Managing Partner
Investor and Institutional Client Relations
Direct: 416-943-4394
gwilliams@sprott.com